PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL
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SEC FILE NUMBER
8-67974

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___April 1, 2021___ AND ENDING ___March 31, 2022___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: _GROWTH VENTURE PARTNERS, LLC_

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
1930 SKI SLOPE CIRCLE
(No. and Street)

LAS VEGAS	NV	89117
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING
ELYAHU GABAY   305-600-3220   EGABAY@GROWTHVENTUREPARTNERS.COM

(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA

(Name – if individual, state last, first, and middle name)

100 E SYBELIA AVE, SUITE 130	MAITLAND	FL	32751
(Address)	(City)	(State)	(Zip Code)

JULY 28, 2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

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* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ELYAHU GABAY_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____GROWTH VENTURE PARTNERS, LLC_____, as of _____MARCH 31_____, 2022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature:

Title: CEO & MANAGING DIRECTOR

Notary Public

> SHANICA JONES
> Notary Public, State of Nevada
> Appointment No. 21-2339-01
> My Appt. Expires Apr 26, 2025

This filing contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GROWTH VENTURE PARTNERS, LLC

FINANCIAL STATEMENTS

MARCH 31, 2022



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Growth Venture Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Growth Venture Partners, LLC as of March 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Growth Venture Partners, LLC as of March 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Growth Venture Partners, LLC's management. Our responsibility is to express an opinion on Growth Venture Partners, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Growth Venture Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

Ohab and Company, PA

We have served as Growth Venture Partners, LLC's auditor since 2008.

Maitland, Florida

May 9, 2022

GROWTH VENTURE PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
For The Year Ended March 31, 2022

ASSETS

Assets:		
Cash and cash equivalents	$	16,852
Accounts Receivable	$	2,000
Prepaid expenses		212
Other Assets		1
Total assets:	$	**19,065**

LIABILITIES

Current Liabilities:		
Accounts Payable	$	387
Total liabilities:		**387**

STOCKHOLDER'S EQUITY

Stockholders' equity:	
Common stock, $0.50 par value; 1,000,000 shares authorized, 200 issued and outstanding	100
Additional paid-in capital	112,130
Distributions	(92,948)
Retained earnings	(604)
Total shareholders' equity:	**18,678**
Total liabilities and shareholders' equity:	$ **19,065**

The accompanying notes are an integral part of these financial statements

Note 1 – Summary of Significant Accounting Policies

Nature of Business

Growth Venture Partners, LLC ("the Company") is a securities broker-dealer, registered with the Securities Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Company was originally formed on April 15, 2008 as a single member limited liability company. Effective February 27, 2009, the Company incorporated in the state of Florida and continued its operations as a corporation. Effective April 20, 2016, the Company has domesticated in Nevada and converted to Growth Venture Partners, LLC.

The Company is approved to conduct business in the areas of private placements and merger and acquisition transactions. The Company additionally provided consulting services for which an hourly fee is charged.

As is typical in the industry, the Company engages in activities with various financial institutions and brokers. In the event these counter parties do not fulfill their obligations, the Company may be exposed to risks.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At March 31, 2022, the Company had no uninsured cash balances.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company, with the consent of its shareholder, has elected under the Internal Revenue Code to be an S Corporation for both federal and state income tax purposes. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary. The shareholders and the Company are generally not subject to U.S. federal, state or local income tax examinations related to the Company's activities for tax years before 2017.

GROWTH VENTURE PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2022

Note 1 – Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Revenue Recognition

Revenue from contracts with customers includes fees from consulting services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration would be applied due to uncertain future events.

Consulting Fees

The Company provides consulting services. Revenue for consulting arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for consulting arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At March 31, 2022, all amounts were immaterial.

Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At March 31, 2022, the Company had excess net capital of $11,465 and a net capital ratio of 2.35% to 1.

Note 3 – Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company's future operating results may be affected by several factors. The overall downturn of the general and local economic, political and social conditions can affect the Company.

Note 4 – Related party transactions

The Company occupies space in a residence owned by the shareholder and is not paying rent.

For the year ended March 31, 2022, the Company continued its agreement with a related party to provide consulting services. The owner of the Company has a 40% ownership with the related party. The fee income received from this Agreement amounted to $0, which is included in consulting fees.

Note 5 – Concentration

Laduma accounted for 100% of revenue during the year ended March 31, 2022.

Note 6 – Company Conditions

The Company has a profit of $4,634 for the year ending March 31, 2022, and has not needed additional capital contributions from ownership for working capital. The Company's owner has represented that he intends to continue making capital contributions, as needed, to ensure the Company's continuing operations. The owner has the financial wherewithal to continue contributing, as required.

Note 7 – Commitments and Contingencies

The Company does not have any commitments or contingencies as of the year ended March 31, 2022.

Note 8 – Subsequent Events

The Company has evaluated subsequent events through the date the financial statements were available to be issued and has determined that the Company had no events occurring subsequent to March 31, 2022 requiring disclosure.